Exhibit 99.1

AYR WELLNESS ANNOUNCES CHANGES TO MANAGEMENT

Miami – April 4, 2025 – AYR Wellness Inc. (“AYR” or the “Company”) (CSE: AYR.A, OTCQX: AYRWF) a leading vertically integrated U.S. multi-state cannabis operator, announced that, effective today, Steven M. Cohen has stepped down as the Interim Chief Executive Officer of the Company. The AYR board of directors (the “Board”) has appointed Scott Davido as Interim Chief Executive Officer. Mr. Cohen served as Interim Chief Executive Officer from September 18, 2024, and will remain engaged as an advisor to the Company to support this transition.

Mr. Davido is a senior managing director at Ankura Consulting Group, a global advisory and business consulting firm. He previously served in the same role at FTI Consulting, leading companies in financial and operational transitions. Among his roles, Mr. Davido has previously served as Interim CEO of DCL Corporation, CEO of Advantage Rent a Car, and CEO of Experience.com (formerly Social Survey). Mr. Davido has also held senior executive roles at Calpine Corporation and NRG Energy.

“The Board would like to extend our thanks to Steven for his time as interim CEO of AYR, during which he kicked off a crucial period of evolution for the organization, and for all of his ongoing support for the Company. We appreciate Steven’s willingness to stay on as an advisor to the Company as we continue to execute on our strategic initiatives,” said Louis Karger, Chairman of the Board. “We also want to welcome Scott as AYR’s new interim CEO, bringing with him a track record of positioning companies for sustained success and executing on strategic initiatives. With this leadership transition, we look forward to AYR taking its next steps.”

“I have appreciated the opportunity to lead AYR over the past few months, working closely with the leadership team and the Board to implement key changes needed to set the Company up for future success,” said Mr. Cohen. “As I hand the Interim CEO role to Scott, I do so with the utmost confidence that AYR is in the right hands, and I look forward to supporting Scott and the broader Company as a strategic advisor.”

“I am excited to join AYR and I look forward to working with the Board, the leadership team and all AYR associates to develop and implement a series of strategic, operational and financial initiatives to take the business to a new level of success,” said Mr. Davido.

Forward-Looking Statements

Certain statements contained in this news release may include “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, AYR’s future leadership and management. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements are based upon known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About AYR Wellness Inc.

AYR is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko
VP, Public Engagement
T: (786) 885-0397
Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (786) 885-0397
Email: ir@ayrwellness.com